EXHIBIT 14

PIERRE FOODS, INC.

PORTION OF CODE OF ETHIC CONSTITUTING A CODE OF ETHICS

AS DEFINED IN ITEM 406 OF REGULATION S-K

13.          Full, Fair, Timely and Understandable Financial Disclosure.

(This Section 13 applies only to the Chief Executive Officer, Chief Financial Officer (or equivalent), Treasurer and Controller of the Company (the “Senior Officers”)).

The Senior Officers are responsible for full, fair, accurate, timely and understandable disclosure of information in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications.

Each Senior Officer agrees to:

A.                                   Produce full, fair, accurate, timely and understandable disclosure in reports and documents that the Company or its subsidiary files with, or submits to, the SEC and other regulators and in other public communications made by the Company or its subsidiary; and

B.                                     Promptly report to the Chairperson of the Audit Committee any information that he or she may have concerning (i) significant deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to process, summarize and report financial data, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosure or internal controls.

Each Senior Officer is prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead the Company’s independent auditors for the purpose of rendering the financial statements of the Company misleading.

The Board of Directors of the Company has delegated to its Audit Committee the sole authority to approve any deviation or waiver from this Code granted to a Senior Officer.  Waivers of this Code, as required by applicable law, will promptly be disclosed by the Company.